# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jet.AI Inc., CIK 0001861622
CUSIP: 47714H308
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 10845 Griffith Peak Drive, Suite 200, Las Vegas,, Nevada (NV), 89135
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002041952

## Reporting persons
- SEG Opportunity Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Jet.AI Inc.
Address of issuer's principal executive offices: 10845 Griffith Peak Drive Suite 200 Las Vegas, NV 89135

## Item 2. Person Filing
Name of person filing: This statement is filed by SEG Opportunity Fund, LLC, a New York limited liability company.
Address of principal business office or, if none, residence: The address of SEG Opportunity Fund, LLC is 135 Sycamore Drive Roslyn, NY 11576
Citizenship: SEG Opportunity Fund, LLC is a New York limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover pages(s) hereto.
Percent of class: See Item 11 on the cover page(s) hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- SEG Opportunity Fund, LLC: /s/ Joseph Reda, Joseph Reda/its Manager (02/13/2025)